July 23, 2008
Mr, John P. Nolan
Accounting Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Subject:	Bank of Commerce Holdings (the “Company”)
Form 10-K for the Year Ended December 31 , 2007
File No. 000-25135
Dear Mr. Nolan,
In response to your letter dated July 18, 2008, we are forwarding the information requested and our comments and responses to your review of our form 10-K for the year ended December 31, 2007.
We acknowledge that we are responsible for the accuracy and adequacy of the disclosures in the filing. The filing must include all of the information required under the Securities Exchange Act of 1934, including the conclusion as to the effectiveness of our internal control over financial reporting as required by Item 308T(a)(3) of Regulation S-K.
We further acknowledge that the Commission’s staff comments or changes to disclosures in response to their comments do not foreclose the Commission from taking any action with respect to the filing. We know that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.
We understand, and appreciate that the purpose of your review process is to assist us in compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filing.
Management recognizes and accepts the responsibility for the accuracy and adequacy of the disclosure in the filing to be certain that filings include all information required by the Securities Exchange Act of 1934, and all information that investors would require for an informed investment decision.

The following are the staff comments and our responses for the annual report on Form 10-K for the year ended December 31, 2007:
Comment:
While it appears that you have conducted an evaluation of internal control over financial reporting, it does not appear that you have disclosed your conclusion as required by Item 308T(a)(3) of Regulation S-K. Please amend your filing within 10 business days to provide management’s conclusion as to the effectiveness of your internal control over financial reporting.
Response:
We have amended our Form 10-K to include our conclusion regarding the effectiveness of internal controls over financial reporting. The amended language reads as follows:
Bank of Commerce Holdings management is responsible for establishing and maintaining adequate internal control over financial reporting per rule 13a-15(f) under the Securities Exchange Act of 1934. The Company’s system of internal control is structured to provide reasonable assurance to our Board of Directors and management regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Given its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, assumptions regarding any effectiveness evaluation to future periods are subject to risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
Report of Management on Internal Control over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended).
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria applicable to the Company as set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based upon such assessment, management believes that, as of December 31, 2007, the Company’s internal control over financial reporting is effective based upon those criteria.

Comment:
In addition, please consider whether management’s failure to provide the disclosure required by Item 308T(a)(3) impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and revise your disclosure appropriate.
Response:
The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in its reports filed or submitted to the Commission is recorded, processed, summarized and reported within the time periods specified in the Commissions rules and forms, and that Management has accumulated such information as appropriate to allow timely decisions regarded the required disclosures. With respect to the language that has been amended; the language that has been amended originally mistakenly referred to a determination of the effectiveness of ‘disclosure’ controls in the context of a paragraph on the effectiveness of the internal control over financial reporting. The use of the word ‘disclosure’ was inadvertent and there was no attempt to disclaim Management’s conclusion that internal control over financial reporting was effective. Management believes that both its disclosure controls and procedures, and its internal control over financial reporting are effective.
Comment:
Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.
Response:
Principal Executive and Financial Officers Certifications (Exhibits 31.1 & 31.2) — The certifications have been revised to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Respectfully,

/s/ Patrick J. Moty Patrick J. Moty	/s/ Linda J. Miles Linda J. Miles
President and Chief Executive Officer	EVP and Chief Financial Officer
Bank of Commerce Holdings	Bank of Commerce Holdings